9/2-2

04045109

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Steinhoff Int'l Holdings

*CURRENT ADDRESS

PROCESSED SEP 28 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34772 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/28/04

Steinhoff
International Holdings Ltd

6-30-04
AR/S

Audited financial results
for the year ended 30 June 2004


Our strength and strategies continue
to deliver sustainable growth

Agenda

- ❑ Chairman's welcome
- ❑ Highlights
- ❑ Regional operations review
- ❑ Financial results
- ❑ Prospects and outlook
- ❑ Share tradability
- ❑ Questions and discussion

Highlights

- ❑ EURO : ZAR revenue = 83:17
- ❑ Continued growth delivered by internationally diversified business
  - Growth

	Euro	ZAR
Revenue	22%	6%
Operating profit	36%	19%
Headline earnings	39%	21%
HEPS	26%	9%
EPS	22%	7%

- ❑ Average translation rate = R8,2145 : 1 Euro (2003 – R9,415 : 1 Euro)
- ❑ Strong regionally independent balance sheets
- ❑ Cash flow from operations exceeding profits
- ❑ Return on shareholders' funds = 20,8%
- ❑ Manufacturing/Wholesale – mix 69% : 31%

Highlights

- **Milestones**
  - International equity placement (November 2003)
    - 2,4 times oversubscribed
  - RSA bond issue (December 2003)
    - opportune timing
  - European syndicated loan facility (June 2004)
    - 2,5 times oversubscribed
  - MSCI Index inclusion
- **Major capital projects**
  - **Leinefelde** distribution centre
  - **Tewkesbury** distribution centre
  - **George** sawmill

Highlights

- **Acquisitions**
  - Sprung Slumber
  - Freedom LBO
  - PG Bison
  - Unitrans

Steinhoff
International Holdings Ltd



Regional operations review

Geographic locations



Scandinavia
Netherlands
Germany
Poland
United Kingdom
Ukraine
France
Austria
Hungary
China
Hong Kong
India
Angola
Zimbabwe
Namibia
Mozambique
Botswana
South Africa
Australia
New Zealand

European Region

- ❑ **Volume and market share growth**
- ❑ **Improved margins**
- ❑ **Favourable Euro : USD relationship continuing**
- ❑ **Local competitors under pressure**
- ❑ **Leinefelde distribution centre**
  - Improved efficiencies
  - Third party distribution
- ❑ **Consumer spending**
  - Still subdued, but market share growth continues
- ❑ **Mail order and mass discounters – exceptional growth**
- ❑ **Low interest rates, favourable sourcing terms of supply**

European Region

- ❑ **Poland and Hungary joined EU from 1 May 2004**
  - Shortened delivery times due to "open" borders
  - New potential market
    - GDP growth
    - Young demographic structure
  - Reduction of tax rates
  - Impact on low cost model
- ❑ **UK**
  - Tough consumer market – retailers under pressure
  - Local manufacturers – closures
  - Bedding operations
    - Strong brands
    - Market sector coverage: Sprung Slumber addition
    - Strong retail relationships

Pacific Region

- **Structure**
  - Post Freedom delisting Steinhoff purchased
    - 100% of manufacturing facilities *(Freedom previously owned 25%)*
    - 100% of Freedom import, sourcing and distribution operation *(source goods from Asia)*
  - Supply and distribution arrangements with retail side of business under Freedom Group management's control
  - Funds provided for LBO subject to a minimum guaranteed return
- **Market**
  - Strong A$ – good for retail environment and sourcing operations
  - Consolidation of manufacturing facilities
  - Opportunities for expanded manufacturing base for complementary products, eg bedding

African Region

- **Local sales strong on the back of buoyant retail market – benefited only last three months**
- **Export business**
  - Declining margins – tough year
  - Significant restructuring
  - Consistently monitoring further remedial action in these businesses
- **Import business to capitalise on stronger ZAR**
- **PG Bison**
  - Complements our timber strategy and businesses
  - Excellent financial performance off a sound balance sheet
  - Contributes to enhanced group cash generation
- **Unitrans**
  - Revenue +20%
  - HEPS +13%
  - DPS +7,5%

African Region

- **New territories (In line with business model of low cost sourcing)**
  - Zimbabwe
  - Mozambique
  - Angola
- **Initiatives**
  - New sawmill in George
  - North Eastern Cape Timber Initiative
  - PG Bison – capacity enhancement and resource utilisation
  - Overall timber strategy

Steinhoff International Holdings Ltd



Financial results

Overview

	EURO		RANDS	
Turnover	€1 287,0m	+22%	R10 572,1m	+6%
Operating profit	€160,8m	+36%	R1 321,0m	+19%
EBITDA	€186,9m	+35%	R1 535,4m	+18%
Net profit after taxation	€112,4m	+36%	R923,0m	+18%
❑ Associates			R117,9m	+29%
Headline earnings	€145,1m	+39%	R1 191,7m	+21%
HEPS	0,136	+26%	112 cps	+9%
EPS	0,118	+22%	97 cps	+7%
DPS			22 cps	+22%

Overview

	2004	2003	
Average rate vs Euro			
❑ ZAR	8,2145	9,415	-13%
❑ Zloty	4,4996	4,2331	+6%
❑ Pound *	0,6809	0,6710	+1%
❑ AUS Dollar *	1,733	1,6802	+3%
❑ US Dollar *	1,1761	1,0677	+10%
Tax rate	14,0%	11,2%	

* Strength of Euro against these currencies has a more profound effect on Steinhoff's results, rather than ZAR vs Euro

Turnover by region

	EURO		RANDS	
European Community	€818m	+14%	R6 720m	-1%
Pacific Rim	€131m	+147%	R1 080m	+115%
Southern Africa	€338m	+19%	R2 772m	+4%
Total	€1 287m	+22%	R10 572m	+6%
Operating margin	*12,5%*		*12,5%*	

Exceptional items and impairments

- **Discontinued operations included: R69,7m**
  - Solid wood facility closed at Pionki in Poland
  - Outsourcing of trucking division at Westerstede, Germany
  - Closure of Marshall Case Goods Plant in Adelaide, Australia
  - Garankuwa Plant of GommaGomma closed in RSA
- **Impairment write-offs included: R59,5m**
  - Write-down and impairment of property, plant and equipment

Financial structure

	2004	2003	
Net debt	(R34,3m)	R745,6m	
Gearing %	–	15%	
NAV per share (ZAR cents)	581	523	+11,3%
Interest paid	R80,1m	R121,2m	-33,9%
Interest cover (times)	14,4	8,2	
EBITDA cover (times)	19,2	10,7	

European balance sheet restructured – independent from RSA balance sheet after:

- Offshore equity placement
- Syndicated loan facility increase and roll-over

Cash flow features

	2004	2003	
Operating profit cash flow	R1 442m	R1 253m	15%
Changes in working capital	R97m	(R355m)	
Cash generated from operations	R1 539m	R898m	71%
Net cash inflow	R1 329m	R692m	91%
Investing activities	R1 364m	R812m	
Cash on hand	R3 645,7m	R1 463,2m	

Steinhoff
International Holdings Ltd

Prospects and outlook



Prospects and outlook

- **Europe**
  - Further consolidation of market
  - Continued market share growth
  - Expanded product range, eg bathroom and children furniture
  - Grow sourcing business
  - Alliances/distribution into France, Spain, UK, etc from Eastern Europe
  - Access to Russian timber
  - Logistics
    - Continued efficiency enhancement
    - Third party distribution
  - Mail order market growth
  - Expansion of Habufa markets
  - UK slowdown reversed and good quality of Sprung Slumber
  - Polish exports to UK benefiting the Group

Prospects and outlook

- **Africa**
  - Timber initiatives including PG Bison
  - Restructured export business
  - Strong retail environment expected to continue
  - African market
  - Unitrans
- **Pacific**
  - Integration of sourcing on group-wide basis
  - Leverage off Freedom Group's retail expansion
    - Include new regional markets
  - New products

Share tradability

Number of trading days (July 2003 – June 2004)	**251**
Total volume traded (million)	**727,1**
% of weighted average no of shares, traded	**68,1%**
Average no of shares traded per day (million)	**2,9**
Average daily value traded:	
– ZAR	**R7,7m**
– US$	**$1,2m**

Company's freefloat, as defined by the JSE, now 100%


Steinhoff
International Holdings Ltd
discussion

Steinhoff
International Holdings Ltd


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www.steinhoffinternational.com

GRAPHICOR
31246

Steinhoff

International Holdings Ltd

Audited results

for the year ended 30 June 2004



Our geographically expanded operations continue to deliver sustainable growth

Headlines

- Group revenues up by 22% in euros and 6% in rand
- 39% growth in headline earnings in euros and 21% in rand
- Strong regionally independent balance sheets
- ...et income exceeds R1 billion
- ...erating cash flows
- ...eased by 22%

Abridged consolidated income statement

for the year ended 30 June 2004

	Notes	Audited year ended 30/06/04 R'000	Audited restated* year ended 30/06/03 R'000	% change
Revenue		**10 572 130**	9 948 595	6
Operating income before depreciation and exceptional items		**1 535 355**	1 300 886	18
Depreciation		**(214 302)**	(191 858)	
Operating income after depreciation		**1 321 053**	1 109 028	19
Exceptional items	1	**(128 922)**	(79 389)	
Earnings before goodwill, amortisation, interest and taxation		**1 192 131**	1 029 639	16
Goodwill amortised		**(38 592)**	(31 429)	
Earnings before interest and taxation		**1 153 539**	998 210	16
Net finance charges		**(80 147)**	(121 177)	
Earnings before taxation		**1 073 392**	877 033	22
Taxation		**(150 381)**	(97 950)	
Earnings after taxation		**923 011**	779 083	18
Share of associate companies' income		**117 853**	91 056	
Attributable to outside shareholders		**(4 012)**	2 881	
Income attributable to shareholders		**1 036 852**	873 020	19
Number of shares in issue ('000)		**1 122 966**	942 472	19
Weighted average number of shares in issue ('000)		**1 067 461**	961 031	11
Attributable income (R'000)		**1 036 852**	873 020	19
Headline earnings (R'000)	2	**1 191 738**	984 842	21
Earnings per share (cents)		**97**	91	7
Headline earnings per share (cents)		**112**	102	9
Diluted earnings per share (cents)		**95**	88	8
Diluted headline earnings per share (cents)		**109**	99	10
Proposed dividend per share (cents)		**22**	18	22
Note 1: Exceptional items (R'000)				
– Profit on disposal of business		**234**	12 000	
– Loss on disposal of business			(9 793)	
– Impairment of intangible assets			(5 954)	
– Discontinued operations		**(69 652)**	(37 362)	
– Impairment of property, plant and equipment		**(59 504)**	(38 280)	
		(128 922)	(79 389)	
Note 2: Headline earnings calculation				
Income attributable to shareholders		**1 036 852**	873 020	
Adjustment for:				
– Exceptional items		**128 922**	79 389	
– Goodwill amortisation		**38 592**	31 429	
– (Profit)/loss on disposal of property, plant and equipment		**(6 514)**	4 977	
– (Profit)/loss on disposal of property, plant and equipment included in share of associate income		**(707)**	107	
– Goodwill amortisation included in share of associate income		**3 493**	4 590	
– Negative goodwill included in share of associate income		**(8 900)**	(8 670)	
Headline earnings for the year		**1 191 738**	984 842	

** Prior year figures have been restated to reflect the consolidation of the share trusts, and adjusting the weighted average number of shares in issue with the capitalisation shares issued during 2004, in terms of AC 104. These adjustments had the effect of reducing earnings per share from 93 cents to 91 cents and headline earnings per share from 105 cents to 102 cents.*

Abridged consolidated balance sheet

at 30 June 2004

	Audited 30/06/04 R'000	Audited restated* 30/06/03 R'000
ASSETS		
Non-current assets		
Property, plant and equipment, plantations and intangible assets	**3 291 880**	2 529 182
Investments and loans	**1 371 016**	1 172 180
Deferred tax assets	**103 924**	33 750
	4 766 820	3 735 112
Current assets		
Accounts receivable and short-term loans	**3 766 704**	2 850 288
Inventories	**1 348 515**	893 754
Cash and cash equivalents	**3 645 765**	1 463 248
Net cash balances	**3 645 705**	1 316 873
Near cash financial instruments	**60**	146 375
	8 760 984	5 207 290
Total assets	**13 527 804**	8 942 402
EQUITY AND LIABILITIES		
Capital and reserves	**6 525 251**	4 929 247
Outside shareholders' interest	**35 241**	14 782
Non-current liabilities		
Deferred tax liabilities	**118 512**	44 360
Long-term liabilities	**3 088 178**	1 437 591
Long-term licence fee liability	**180 621**	209 188
	3 387 311	1 691 139
Current liabilities		
Net interest-bearing	**523 269**	624 916
Accounts payable and provisions	**3 056 732**	1 682 318
	3 580 001	2 307 234
Total equity and liabilities	**13 527 804**	8 942 402
Net asset value per share (cents)	**581**	523
Gearing ratio (net) (%)	**–**	15
Closing exchange rate (rand: euro)	**7,5563**	8,61

** Prior year figures have been restated to reflect the consolidation of the share trusts.*

Abridged group cash flow statement

for the year ended 30 June 2004

	Audited year ended 30/06/04 R'000	Audited restated* year ended 30/06/03 R'000
Operating profit before working capital changes	**1 441 942**	1 253 312
Net changes in working capital	**97 420**	(355 069)
Cash generated from operations	**1 539 362**	898 243
Net finance costs	**(80 147)**	(121 177)
Dividends paid	**(34 333)**	(16 763)
Dividends received	**21 869**	17 230
Taxation	**(117 480)**	(85 749)
Net cash inflow from operating activities	**1 329 271**	691 784
Net cash outflow from investing activities	**(1 363 982)**	(812 182)
Net cash inflow from financing activities	**1 688 230**	993 710
Net increase in cash and cash equivalents	**1 653 519**	873 312
Effects of exchange rate changes on cash and cash equivalents	**2 392**	147 790
Cash and cash equivalents – beginning of period	**2 000 531**	979 429
Cash and cash equivalents – end of period	**3 656 442**	2 000 531
Cash and cash equivalents can be reconciled to the balance sheet as follows:		
– Cash and cash equivalents above	**3 656 442**	2 000 531
– Overdrafts included in financing activities	**10 677**	537 283
Cash and cash equivalents per balance sheet	**3 645 765**	1 463 248

** Prior year figures have been restated to reflect the consolidation of the share trusts.*

Statement of changes in equity
for the year ended 30 June 2004

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Restated balance at 30 June 2003*	2 240 944	251 788	2 436 515	4 929 247
Earnings attributable to shareholders			1 036 852	1 036 852
Dividends paid			(34 141)	(34 141)
Issue of shares	920 934			920 934
Decrease in foreign currency translation reserve		(329 837)		(329 837)
Share of associate companies' retained earnings transferred from non-distributable reserves		(7 572)	7 572	
Financial instrument revaluation reserve		(14)		(14)
Increase in investment reserve		2 210		2 210
Balance at 30 June 2004	3 161 878	(83 425)	3 446 798	6 525 251

** Prior year figures have been restated to reflect the consolidation of the share trusts.*

Accounting policies

The consolidated abridged financial statements for the year ended 30 June 2004 are prepared in accordance with the South African Statements of Generally Accepted Accounting Practice ("SA GAAP") applicable to financial reporting (AC127). The accounting policies used are consistent with those used in the annual financial statements for the year ended 30 June 2003 except for the consolidation of the Steinhoff Share Incentive Trusts as required by a directive issued by the JSE Securities Exchange South Africa during February 2004. The effect on the net profit previously reported was immaterial.

From a dividend per share perspective disclosure has been provided based on the period to which the dividends relate. Basic earnings per share is calculated by dividing net profit by the weighted average number of ordinary shares in issue during the 2004 year. Headline earnings per share is calculated by dividing headline earnings by the weighted average number of ordinary shares in issue during the year. Fully diluted earnings per share takes into account the dilutive effect of share rights held by employees.

Audit report

The consolidated financial statements for the year have been audited by Deloitte & Touche and their accompanying unqualified audit report as well as their unqualified audit report on this set of summarised financial information are available for inspection at the company's registered office.

Corporate governance

The Group subscribes to and complies with the Code on Corporate Governance Practices as contained in the second King Report on Corporate Governance.

Commentary

Review of results

Performance

The Group's headline earnings for the year grew to R1 192 million (2003: R985 million) on revenues, in rand terms, which increased by 6% to R10 572 million (2003: R9 949 million). The average exchange rate used for converting euro income and expenditure to rand was R8,2145: €1 compared to R9,415: €1 in respect of the year ended 30 June 2003, representing a strengthening in the rand conversion rate of 15%.

The Group generated 83% of its revenues in currencies other than South African rand, principally euro, pound sterling, US dollar and Australian dollar ("AUD"). The revenue growth achieved in euro terms amounted to 22% from euro 1 057 million to euro 1 287 million. Organic growth was supplemented by the acquisitions implemented during the year which are dealt with separately under "Corporate activity" below.

Headline earnings per share increased by 9% to 112 cents (2003: 102 cents) with basic earnings per share increasing by 7% to 97 cents (2003: 91 cents). The weighted average number of shares in issue increased by 11% during the year to 1 067,5 million (2003: 961,0 million), principally as a result of the 145,3 million new shares issued in November 2003 pursuant to the international equity placement.

Shareholders' funds grew to R6 525 million (2003: R4 929 million) and the return on average shareholders' funds was stable at 21% (2003: 21%) during the year. The net asset value per share improved further by 11% from 523 cents to 581 cents per share, notwithstanding an increase in the number of issued shares at 30 June 2004 to 1 123,0 million (2003: 942,5 million).

The Group's cash flow from operations reached an all-time high of R1 539 million (2003: R898 million), demonstrating the extent of the Group's sound working capital management. Cash generation is after a net decrease in working capital of R97 million (2003: increase of R355 million) created mainly by increased suppliers' credit resulting from the inclusion of the PG Bison acquisition and the Australian investment. Favourable suppliers' terms of trading benefited the Group through enhanced critical mass and the addition of the import, sourcing and distribution business acquired in Australia. Shareholders should note the seasonal nature of the business, with June being the low ebb of the business cycle in Europe, immediately preceding the summer holidays.

The Group's strategy of low-cost sourcing in terms of own manufactured, and third party manufactured products, is continuing to deliver the desired results. This was particularly the case in relation to market share gains attributable to the diversity of the product offering to Steinhoff's customers and the relative strength of the euro against the US dollar (in which most of the third party products are sourced), and the Polish zloty in respect of the Group's extensive manufacturing facilities in Poland. The major portion of the European sales are realised in euros which continued to benefit margins.

The average operating margin of the Group increased to 12,5% (2003: 11,2%) for the year. The Group continues to benefit from enhanced efficiencies throughout the supply chain as well as the critical mass achieved as a result of the acquisitions in the United Kingdom, Australia and Germany.

Net finance charges for the year were R80 million (2003: R121 million). This resulted from continued sound working capital management accompanied by the beneficial rates of interest applicable to the Group's European borrowings, as well as the lower average exchange rate at which euro finance charges were converted to South African rand. The Group continued to fund suppliers and third party producers to secure preference of supply and obtain favourable settlement discounts which, in turn, contributed to improvement in margins.

At 30 June 2004 Steinhoff had cash assets, net of interest-bearing debt, of R34 million (2003: net debt of R746 million) resulting in an ungeared position (2003: net debt: shareholders' funds of 15%). The independent balance sheets of Steinhoff Europe and Steinhoff Africa are now appropriately structured and well capitalised after the Group's international equity placement in November 2003, the rollover and increase in the European Syndicated Loan Facility and the R1 billion corporate bond issued in South Africa during December 2003. The gearing capacity of the Group places it in a strong position to pursue acquisitive opportunities. Part of the Group's cash resources at 30 June 2004 was used to discharge the cash element of the PG Bison purchase consideration. A further portion is earmarked to fund the Unitrans acquisition.

The taxation charge increased to R150 million (2003: R98 million) in line with expectations. Management remains confident that the average tax rate of the Group will be maintained at these levels for the foreseeable future. Cognisance has been taken of the reduction in the statutory tax rates announced when Poland and other Eastern European countries joined the European Union on 1 May 2004.

Segmental analysis

The Group's main activity as an integrated global lifestyle supplier is focused on manufacturing and wholesale & distribution.

Segmental analysis in euro

Year ended 30 June 2004

Euro '000	Revenue 30 June 2004	Revenue* 30 June 2003	% change
Manufacturing	**892 890**	771 113	16
Wholesale & distribution	**394 118**	285 562	38
Total	**1 287 008**	1 056 675	22

Year ended 30 June 2004

Euro '000	Earnings** 30 June 2004	Earnings** 30 June 2003*	% change
Manufacturing	**112 269**	89 838	25
Wholesale & distribution	**60 469**	38 040	59
Total	**172 738**	127 878	35

Geographical analysis in euro

Year ended 30 June 2004

Euro '000	Revenue 30 June 2004	Revenue* 30 June 2003	% change
Southern Africa	**337 487**	283 400	19
European Community	**818 022**	720 006	14
Pacific Rim	**131 499**	53 269	147
Total	**1 287 008**	1 056 675	22

Year ended 30 June 2004

Euro '000	Earnings** 30 June 2004	Earnings** 30 June 2003*	% change
Southern Africa	**44 173**	25 094	76
European Community	**119 559**	100 680	19
Pacific Rim	**9 006**	2 104	328
Total	**172 738**	127 878	35

Segmental analysis in rand

Year ended 30 June 2004

Rand '000	Revenue	%	Earnings**	%	Net assets	%
Manufacturing	**7 334 650**	**69**	**922 237**	**65**	**4 371 922**	**67**
Wholesale & distribution	**3 237 480**	**31**	**496 720**	**35**	**2 153 329**	**33**
Total	**10 572 130**	**100**	**1 418 957**	**100**	**6 525 251**	**100**

*Year ended 30 June 2003

Rand '000	Revenue	%	Earnings**	%	Net assets	%
Manufacturing	7 260 028	73	845 820	70	3 504 396	71
Wholesale & distribution	2 688 567	27	358 149	30	1 424 851	29
Total	9 948 595	100	1 203 969	100	4 929 247	100

Geographical analysis in rand

Year ended 30 June 2004

Rand '000	Revenue	%	Earnings**	%	Net assets	%
Southern Africa	2 772 290	26	362 864	26	1 529 620	23
European Community	6 719 641	64	982 113	69	4 381 961	68
Pacific Rim	1 080 199	10	73 980	5	613 670	9
Total	**10 572 130**	**100**	**1 418 957**	**100**	**6 525 251**	**100**

*Year ended 30 June 2003

Rand '000	Revenue	%	Earnings**	%	Net assets	%
Southern Africa	2 668 211	27	236 245	20	1 276 730	26
European Community	6 778 857	68	947 915	79	3 590 835	73
Pacific Rim	501 527	5	19 809	2	61 682	1
Total	9 948 595	100	1 203 969	100	4 929 247	100

An amount of R947 million (2003: R962 million) of Africa's revenue comprised exports to the European Community and the USA amounting to approximately 34% (2003: 36%) of its activities. The Group's revenue exposure to the local South African furniture market amounted to 17% (2004: 17%).

* *Prior year figures have been restated to reflect the consolidation of the share trusts.*

** *Earnings before interest, taxation, discontinued operations and impairment write-offs including share of associate companies' income.*

Corporate activity

The Group concluded the following transactions during the period under review:

- 145 292 871 shares were placed in the international market in November 2003 pursuant to an international equity placement which raised euro 122,6 million (R970,0 million). This placing resulted in an increase in Steinhoff's non-resident shareholder base, as well as a substantial increase in the level of liquidity in Steinhoff shares. The net proceeds of this issue were employed entirely outside of South Africa to fund the acquisitions in the United Kingdom and Australia, as well as the distribution centre at Leinefelde, Germany, and the balance for general corporate purposes;
- The investment by a European subsidiary of AUD 115 million effectively in the import, sourcing and distribution, and manufacturing (Steinhoff Pacific) interests of the formerly listed Freedom Group Limited ("FGL"). This investment increased Steinhoff's wholesale & distribution business. It is expected that significant synergies will be realised from the increased buying power through the combination of this sourcing business with Steinhoff's existing sourcing activities in the Far East;
- The acquisition by Relyon Group (UK) of the Sprung Slumber division of Airsprung plc during October 2003. This acquisition, which complements Relyon's existing activities in the United Kingdom resulting in increased market coverage, contributed significantly to the United Kingdom operations' return to acceptable levels of profitability in the last six months of the year under review;
- The Group launched a medium-term corporate bond issue of R1 billion in South Africa, the proceeds of which were used to re-finance existing short-term facilities, as well as certain capital expenditure and the cash element of the PG Bison acquisition referred to below;
- The acquisition by the Group of the remaining 65,01% of the issued shares in PG Bison Holdings (Pty) Limited on the basis of an immediate cash sale applicable to mainly former corporate shareholders and an earn-out applicable to shareholders comprising management and certain trusts which held shares on behalf of other employees;
- Steinhoff Europe AG (Austria) concluded a new Syndicated Loan Programme ("SLP") for an amount of euro 300 million. The new SLP replaced the previous syndicated loan of euro 175 million. This SLP was concluded at a substantially improved margin, with a term of four years from 4 June 2004.

Unitrans Limited ("Unitrans")

The exercise by Steinhoff of its pre-emptive right in respect of 34 216 680 ordinary shares in Unitrans, constituting approximately 44% of Unitrans' existing issued shares, was announced on 3 September 2004. Shareholders are advised that the directors of Steinhoff have now resolved to acquire, for its own account, the full 44% interest in Unitrans ("the acquisition"). The maximum purchase consideration, which is in the process of final determination, will not exceed 2 800 cents per Unitrans share (cum the dividend of 100 cps declared on 24 August 2004), subject to certain adjustments relating to Unitrans' audited financial statements as at, and for the year ended, 30 June 2004. Based on the aforegoing, the maximum aggregate purchase consideration payable by Steinhoff for the acquisition will amount to approximately R932,9 million. Payment will be effected from internal resources and borrowing facilities.

Steinhoff has an existing interest of approximately 26% in Unitrans. This investment was acquired on 30 June 2000 and thereafter, for strategic reasons relating to the outsourcing of Steinhoff's logistics and distribution activities. The acquisition represents an extension of the strategic relations for the existing investment.

Upon implementation, the acquisition will give rise to an affected transaction as provided for in the Rules of the Securities Regulation Code on Take-overs and Mergers. Accordingly, Steinhoff will extend an offer to all the current shareholders of Unitrans (excluding Steinhoff Africa Holdings (Pty) Limited and Murray & Roberts Holdings Limited) for the acquisition of all or any of their shares for the same purchase consideration at which the acquisition will be concluded ("the minority offer"). The confirmation required by the Securities Regulation Panel ("SRP") as to the adequacy of Steinhoff's cash resources to implement the minority offer in full in accordance with its terms, has been lodged with the SRP.

Based on the maximum purchase consideration as set out above, the acquisition and 100% acceptance of the minority offer will have a positive effect on Steinhoff's earnings and net asset value per share, but not material as defined by the Listing Requirements of the JSE Securities Exchange South Africa ("JSE").

The implementation of the acquisition and the minority offer is subject to the relevant regulatory approvals being obtained, including the issue of a clearance certificate by the South African Competition Authorities ("the clearance certificate") and the approval of the documentation relating to the acquisition and the minority offer by the JSE and the SRP. In the event of the clearance certificate not being issued by 28 February 2005, the purchase consideration payable in respect of the acquisition and the minority offer will accrue interest at a rate of 70% of the prime bank overdraft rate from 1 March 2005 to the date of payment.

A circular incorporating full details of the acquisition and the minority offer will be sent to Unitrans shareholders in due course.

Steinhoff records its support of the black economic empowerment transaction recently entered into by Unitrans ("the BEE transaction"). It is noted that the BEE transaction is subject to conditions, including approval being obtained from all relevant regulatory authorities.

Management share incentive scheme

Pursuant to the approval at the annual general meeting held on 1 December 2003, the company implemented a new share incentive scheme subject to certain performance criteria being met. The total number of rights of 35 254 251 were allocated to 157 participants. As announced on SENS on 4 May 2004, 18 903 653 rights have been granted. A further 16 350 598 rights have been allocated, subject to ratification on 2 October 2004 by the Human Resources and Remuneration Committee.

The company had these rights actuarially valued independently and each right at the granting date carried a weighted average value of R1,53 per right. On the assumption that the Group will adopt Accounting Standard IFRS 2 in the next financial year, the total charge to the income statement over the next seven years will, based on certain actuarial assumptions, amount to approximately R54 million. This will have the effect of reducing earnings per share by not more than 1,2 cents per share in any one financial year.

Outlook

The European and Pacific Rim operations are continuing to grow through leveraging their core strengths and competencies. The real benefits of combining the existing European sourcing activities with those of the newly acquired Australian sourcing businesses will be further developed.

In the German region, on principal market in the European Union, the Group continues to gain market share on the back of its strategic relationships, financial strength, wide product offering, logistical capabilities and corporate failures of many of the Group's competitors. Additionally the level of growth achieved in certain segments of the market, eg mail order and mass discounters, augurs well for the future.

The Group has significantly enhanced its production capacity in Eastern Europe to cater for increased exports to other countries in the European Union, pointing to excellent prospects to serve new markets in countries where the Group presently has limited or no presence at all.

The addition of complementary products and brands to the Group's offering (eg Puris Bad in Germany – bathroom furniture – and Sprung Slumber in the UK) has shown its value and is continuing to grow the Group's market coverage. The Group also recently acquired the exclusive rights to manufacture and distribute children's furniture under the "Janosch" name (which is a popular animation character on German television). The expanded product range, flexibility and reliability of supply are increasingly contributing to the Group establishing itself a supplier of choice to many of its retail customers.

The acquisition of PG Bison, a quality asset with good cash generation capabilities, should result in improved recovery rates in respect of the Group's utilisation of raw timber resources. The Group's new saw mill in George will be fully operational during the 2005 financial year.

Management expects to achieve growth in headline earnings from the continuing operations for the financial year ahead.

On behalf of the board of directors

BE Steinhoff
Chairman

MJ Jooste
Chief executive officer

Declaration of dividends

The board has resolved to declare a dividend of 22 cents per share in respect of the year ended 30 June 2004 (2003: 18 cents per share), payable on 8 November 2004 to those shareholders recorded in the books of the company at the close of business on Friday, 5 November 2004.

The dividend is payable in the currency of South Africa.

Last date to trade cum dividend	Friday, 29 October 2004
Shares trade ex dividend	Monday, 1 November 2004
Record date	Friday, 5 November 2004
Payment date	Monday, 8 November 2004

No dematerialisation or rematerialisation of shares may take place between Monday, 1 November 2004 and Friday, 5 November 2004, both dates inclusive.

Annual report

The annual report will be mailed to shareholders in due course. The annual general meeting is scheduled to take place on Monday, 29 November 2004, at the registered office of the company.

On behalf of the board of directors

SJ Grobler
Company secretary
13 September 2004

Administration

Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)

JSE share code: SHF
ISIN code: ZAE000016176
("Steinhoff" or "the company" or "the Group")

Registered office
28 Sixth Street, Wynberg, Sandton, 2090
Republic of South Africa
Tel +27 (11) 445 3000
Fax +27 (11) 445 3099

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001

Company secretary
SJ Grobler

Auditors
Deloitte & Touche

Sponsor
PSG Capital Limited

Directors
BE Steinhoff* (chairman), MJ Jooste (chief executive officer), DE Ackerman•, CE Daun•*, JNS du Plessis•, KJ Grové•, D Konar•, JF Mouton•, FJ Nel, FA Sonn•, NW Steinhoff•*, DM van der Merwe, JHN van der Merwe, RH Walker#

*#Australian *German •Non-executive*

Steinhoff
International Holdings Ltd

www.steinhoffinternational.com

edblo Your Bed For Life | Softex | NAMIB FOAM | Slumberland | Sealy | WOODLINE TIMBER INDUSTRIES

THER-A-PEDIC® | MATTEX | DREAMLAND | Lounge | Sealy Posturepedic

Valenti | BAKKER & STEYGER | BOTSWANA FOAM SUPPLIES | LOUNGEWEAVE | STEINWOOD | @WORK

Pat Cornick — Furniture for Life — | HIGH POINT | Victoria Lewis FURNITURE MANUFACTURERS | WONDER WOOD | vita vitafoam

33° SOUTH | MALENGE | STEINCRAFT | Milano | PG BISON

MOJA | SUPA WOOD | SUR!NNO SOLID SURFACING | MELAWOOD MELAMINE FACED BOARD | FORMICA | BISON BORD

eMPULUZI TIMBER | WeatherBoard | WOODSTUFF | L&B COMPONENTS

Alpine LOUNGE | BRAECROFT | IMPORTS FOR AFRICA | Roadway Logistics | HOUSE OF YORK | Gommagomma

GREAVES & THOMAS | grafton everest Designed for Life | UNITRANS | Moxwood | JATEX | PRIME PINE PRODUCTS

DOORWISE BRUPLY DOORS (PTY) LTD | FREEDOM Manufacturing & Imports | BeechFurn | Peach Hatton INTERNATIONAL | TREND Design | EGO FORM

Schönbrunn | VISITA | puris möbelt Ihr Bad auf | QUATTRO MOBILI | Діваль | HABUFA meubelen

KPM | novalife | Mago | 1913 | kolekcja steinhoff | XL

PRI TEX | SPRUNG SLUMBER | norma | Long Life | designwerk enjoy quality | LA-Z-BOY | ITALINE

LifeStyle POCO Polstermöbel | Steinpol | DeKlose Kolekcion | Steinhoff UK Furniture | CONFORTA | LINEA ITALIA

Dieter Knoll Collection | STEINHOFF PACIFIC | Steinhoff Sofa | Relyon | Depol | danubia

GoFeM | WiMM | BRUNO STEINHOFF | DORMIRA The Comfort Company | KANIZSA | andante

Steinhoff
International Holdings Ltd


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www.steinhoffinternational.com